October 17, 2011

Filed Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attention: Stephen G. Krikorian

Re:	Smith Micro Software, Inc. (File No. 000-26536)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on February 25, 2011
Form 10-Q for the Fiscal Quarters Ended March 31 and June 30, 2011
Filed on May 5 and August 3, 2011

Dear Mr. Krikorian:

We are filing this letter in response to additional comments received from the Staff of the Securities and Exchange Commission by letter dated October 4, 2011 with respect to the above-referenced filings of Smith Micro Software, Inc. (the “Company”). Our initial response letter was filed on September 9, 2011. The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the Fiscal Year Ended December 31, 2010

1.	We note, from your response to prior comment 1, that during your annual goodwill impairment analysis, the fair value of the Productivity and Graphics operating unit was only marginally greater than the operating unit’s net assets while the fair value of your other reporting unit, Wireless, “was significantly greater” than the carrying value. Please tell us the estimated fair value, the net book value and the amount of goodwill assigned to each of your operating units for purposes of your annual goodwill impairment analysis as of December 31, 2010.

Based on our formal valuation analysis of reporting units as of December 31, 2010, below were the Step 1 results (amounts in $ millions):

Reporting Unit	Fair Value	Book Value	Goodwill
Productivity and Graphics	$16.9	$14.5	$9.6
Wireless	$286.6	$142.4	$84.6
Corporate/Other	$61.4	$61.4	—

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Stephen G. Krikorian October 17, 2011 Page 2

For our third quarter 2011 valuation analysis, we elected to allocate Corporate/Other back to the other two Reporting Units.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

2.	On February 8, 2011 you suspended your previously announced 2011 revenue guidance. In your press release you stated that you believed that the revenue shortfall was “a result of [y]our customer carrying sufficient inventory to support sales of mobile broadband services for the first quarter.” This statement suggests that the revenue recognized from the inventory sales had already been recognized and that Verizon’s sales of products containing your software would have no impact on your revenue. Please explain how this statement is consistent with your revenue recognition policy. In this regard, your response to prior comment 4 stated that Verizon had purchased approximately 1.5 million licenses in the fourth quarter of 2010. Our understanding is that revenue is recognized upon device activation and not license delivery. Therefore, while Verizon purchased a large number of licenses prior to year end, our understanding is that you would not have recognized revenue from those license sales until the devices were activated.

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectability is probable as required by FASB ASC Topic No. 985-605, Software-Revenue Recognition. We recognize revenue from sales of our software to our customers or end users as completed products are shipped and title passes, or from royalties generated as authorized customers duplicate our software if the other requirements are met. If the requirements are not met at the date of shipment, revenue is not recognized until these elements are known or resolved.

Revenues from sales to Verizon (as well as sales to other wireless carriers) are generally recognized when the customer takes title to the license and the license is deemed to be delivered, and as otherwise required by FASB ASC Topic No. 985-605, Software-Revenue Recognition. There is a no return provision in our contract with Verizon, as the software purchased is custom software. Device activation is generally not the trigger for revenue recognition for these sales.

With regards to the 1.5 million Verizon licenses in question, revenue is recognized upon shipment to Verizon or Verizon’s designated OEM device manufacturers. Upon shipment, the license to the software has been transferred to Verizon, delivery is deemed to have been accomplished and there is no right of return of the software. We ship according to Verizon purchase orders specifying the quantities to ship.

For 10% or less of sales to Verizon (not included in the 1.5 million licenses in question), revenue is recognized by a download or activation report. On occasion, Verizon customers download our software from the Verizon website. If this occurs, Verizon provides a download report which we use to calculate a license royalty due to Smith Micro. In a small number of

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Stephen G. Krikorian October 17, 2011 Page 3

other cases, Verizon customers purchase new laptops that have a pre-installed embedded Verizon network capable modem. For such sales, our software is preloaded on the new laptop. Verizon provides Smith Micro a report of customers who activate the embedded modem using our software, which constitutes a software license sale. Likewise, our software is included ‘in the box’ of certain Verizon smartphones which enable the smartphone to be used as a tethered modem similar to a USB modem. If a customer elects to use their smartphone in a tethered manner, they must activate the service with Verizon. Once a tethered smartphone is activated using Smith Micro software, the Company earns a royalty.

3.	Tell us when you became aware that Verizon had entered into an agreement to sell a version of Apple’s iPhone. Tell us whether any of your revenue from Verizon will be iPhone related. In this regard, we note that your software is bundled with various hardware elements sold by Verizon. Clarify whether your software is utilized in the iPhone, as with other Verizon devices.

We first became aware of Verizon’s agreement to sell the Apple iPhone when the information became publicly available in February 2011. We currently do not have any software products that are compatible with the Apple iPhone. We have a limited number of products that we sell for smartphones, such as Device Management software, Visual Voice Mail, Voice to Text and Push to Talk, all of which support handset manufacturers other than Apple.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

4.	Refer to your response to prior comment 6. We note that you identify reasons why the “decline in [your] stock price and market capitalization was not representative of the fair value of the reporting unit as a whole.” It appears that as of June 30, 2011 your market capitalization was below your stockholders’ equity and yet you did not perform a Step 1 test. Please explain in greater detail why you believe the decline was temporary when it appears to be a result of a permanent loss of revenue from a major customer. Additionally, explain why you believe that the launch of new products will be successful and is sufficient to overcome the reasons for the sharp drop in your stock price. That is, explain why speculative assumptions or forecasts can overcome evidence that appears to be attributable to your stock decline. In addition, explain why the stock price must be at least $4.60 when this would result in a market capitalization below your net asset value.

At June 30, 2011 we did not believe that the decline in our stock price and market capitalization were representative of the fair value of the reporting unit(s) as a whole. Verizon has been a key customer of the Company for the past eight years. During that time we experienced several significant technology shifts, including networks evolving from 2.5G, to 3G, 3.5G and LTE. In addition we have seen the introduction of new PC operating systems, most notably Vista/Windows 7, which caused interruptions to our normal order patterns from Verizon. Based on historical trends, we have found that we usually need at least two to three quarters to understand the impact of a significant technology change in our market. As of the close of the quarter ended September 30, 2011, we feel that we have sufficient market information to

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Stephen G. Krikorian October 17, 2011 Page 4

understand the recent technology shift from USB modems to mobile hotspots, and have concluded that certain triggering events have occurred which necessitate a Step 1 impairment test.

At June 30, 2011, a stock price of $4.60 would have resulted in a market capitalization of $164 million, or $20 million greater than the net asset value of $144 million, excluding net assets for Corporate/Other of $63 million. As noted above, for our September 30, 2011 valuation analysis we allocated Corporate/Other to the other reporting units. Using this allocation methodology, and assuming a 30% change of control premium, our estimated fair value would have been $213 million, or $6 million greater than our net asset value of $207 million at June 30, 2011. This is why we chose $4.60 as one of the triggering events that we were monitoring during the third quarter. Regardless of value, as noted above we did not feel that the decline in market capitalization as of June 30, 2011 was representative of fair value of the reporting units as a whole.

5.	Discussed at the Canaccord Conference was the “turnaround and bringing the Company back to its former strength.” This turnaround appears to have involved termination of employees and closure of at least three company locations. Please tell us when your restructuring plan was approved by management and the board of directors and the estimated costs associated with the plan. Tell us what consideration was given to providing disclosures pursuant to Item 2.05 of Form 8-K. In this regard, it is not clear whether your headcount reductions were consistent with the termination of employees under a one-time termination benefit plan as described in the Form requirements.

At the time of the Canaccord Conference, the Company had not yet undertaken nor had the Board of Directors approved a formal restructuring plan. The turnaround discussion at the conference was referring to a Sales (revenue) turnaround, involving our plans for new product introductions and adoption.

The three company locations being closed were smaller offices that were acquired via acquisition and redundant or sales offices that supported customers with which we no longer do business, such as Dell Computer in Austin, Texas. Consolidation and closure of these sites are part of our normal course of business and not an exit or disposal plan, disposal of a long-lived asset or plan of termination under which material charges would be incurred for purposes of Item 2.05 of Form 8-K.

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In connection with the Staff’s comment letters and our responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

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Stephen G. Krikorian October 17, 2011 Page 5

•	Staff comments or changes to disclosure in response to comments from SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew Schmidt

Andrew Schmidt
Chief Financial Officer

cc:	Tamara Tangen, Staff Accountant, by facsimile to (703) 813-6981

51 Columbia, Aliso Viejo, California 92656 Phone: (949)362-5800 Fax: (949)362-2300